Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

Aspirity Holdings LLC and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2015		2014		2013		2012
Earnings
Income (loss) before income taxes	$(4,809,043)		$3,779,184		$3,779,184		$2,140,139
+ Fixed Charges	3,961,845		2,571,922		2,494,819		1,672,551
= Earnings	$(847,198)		$6,351,106		$6,274,003		$3,812,690

Fixed Charges
Interest expense	$3,568,707		$2,293,376		$2,293,376		$1,501,935
+ Approximation of interest in rental expense (1)	164,627		147,731		150,023		165,605
+ Amortization of deferred financing costs (2)	228,511		130,815		51,420		5,011
= Fixed Charges	$3,961,845		$2,571,922		$2,494,819		$1,672,551

Ratio of Earnings to Fixed Charges	0.21	x	2.47	x	2.51	x	2.28	x

1 - “Approximation of interest in rental expense” is equal to one-third of total operating lease rental expense as reported in the notes to the consolidated financial statements, with the remaining two-thirds considered to be depreciation. Total operating lease expense is as follows:

Total lease expense	$493,880	$443,193	$450,069	$496,816

2 - As reported in the notes to the consolidated financial statements.